Exhibit 99.2

Hydrogenics Corporation

2011 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as at and for the years ended December 31, 2011 and December 31, 2010. For a complete understanding of our business environment, risks, trends and uncertainties and the effect of critical accounting policies and estimates on our results of operations and financial condition, this MD&A should be read together with the audited consolidated financial statements and the related notes. This MD&A is dated March 27, 2012. All amounts in this MD&A are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for certain “Non-IFRS Measures” in Section 15 of this MD&A. The Corporation prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these consolidated financial statements. While the adoption of IFRS has not had an impact on the Corporation’s reported net cash flows, there have been material impacts on its consolidated balance sheets and consolidated statements of operations and comprehensive loss, which are discussed further in Section 8 of this MD&A. The audited consolidated financial statements and this MD&A were reviewed by Hydrogenics’ Audit Committee and approved by the Corporation’s Board of Directors.

Additional information about Hydrogenics, including our Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 46 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please visit www.hydrogenics.com/investor.

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Our Business A summary of our business and how we address our markets	4
2	Growth Strategy A summary of our product development, market engagement and financial strategies	6
3	Operating Results A discussion of our operating results for 2011 and 2010	8
4	Financial Condition A discussion of the significant changes in our consolidated balance sheets	13
5	Summary of Quarterly Results A summary view of our quarterly financial performance	14
6	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	15
7	Outstanding Share Data A description of our outstanding common shares and stock options	20
8	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies	21
9	Recent Accounting Pronouncements A discussion of International Financial Reporting Standards developments that have, will or might affect the Corporation	26
10	Outlook The outlook for our business in 2012	27
11	Related Party Transactions A discussion of related party transactions and their relationship to our business	29
12	Disclosure Controls A discussion of our disclosure controls and procedures	29
13	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	29
14	Enterprise Risk Management Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks	30
15	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	31
16	Risks and Uncertainties Risks and uncertainties facing Hydrogenics	33
17	Forward-looking Statements Caution regarding forward-looking statements	46

Hydrogenics Corporation

1.          Our Business

A summary of our business and how we address our markets

Who We Are
Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and Russia, as well as a sales office in China.

How We Are Organized
We operate in various geographic markets and organize ourselves in two reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2011, our OnSite Generation business reported revenues of $19.7 million and, at December 31, 2011, had 60 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, stationary and motive power applications. For the year ended December 31, 2011 our Power Systems business reported revenues of $4.1 million and, at December 31, 2011 had 54 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2011, our Corporate and Other activities had four full-time employees.

OnSite Generation
Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ours. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, an increase in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products, which also service the need for ancillary electrical power services, such as grid balancing and load profiling.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

Hydrogenics Corporation

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming (“SMR”) technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems
Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered in a highly compact area. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets noted above.

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current ("DC") and alternative current ("AC") backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economic performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

Hydrogenics Corporation

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

How We Sell Our Products
Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption.

Our Intellectual Property
We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.  At December 31, 2011 we held 106 patents and had 30 patents pending.

Government Regulation
We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions in which we operate. Our products are, however, subject to oversight and regulation by governmental bodies regarding building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2          Growth Strategy

A summary of our product development, market engagement and financial strategies

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration
At December 31, 2011, we had ten full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging the Commscope strategic relationship.

In 2011, we also invested in product development. In Power Systems, we introduced a new fuel cell system architecture in order to be better aligned with backup power market opportunities and we have also expanded our fuel cell system power level by introducing a new 30 kW fuel cell product.  In On Site Generation, we introduced a new HySTAT® product that provides customers with double the hydrogen production capacity for the same physical footprint.  With these new product introductions, Hydrogenics is now better positioned for increasing market penetration in its two business segments.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs, such as CommScope.

Future Markets
Recently we have begun to pioneer the “Power-to-Gas” application, an extremely innovative way to store and transport energy.  Power-to-Gas is the process involving the use of excess electrical power to produce hydrogen by electrolyzing water.  The hydrogen gas is then injected into the existing natural gas pipeline network, which can accept hydrogen in quantities up to 15% without requiring piping material and other modifications to the infrastructure. By feeding this excess electrical power as hydrogen gas into the natural gas grid, the stored energy is not restricted to the site of generation.  The convergence of the electrical grid with the natural gas distribution network will allow power grid operators to manage energy flow from electricity to gas, and then from gas back to electricity, when and where these energy conversions are most beneficial to the power grids.

Hydrogenics Corporation

The benefits of Power-to-Gas are numerous and include:

•	Transporting energy via a gas pipeline is considerably less expensive than transporting electricity
•	The ability to perform fast regulation services
•	Improved utilization of existing generating assets
•	Ability to perform energy time arbitrage
•	Ability to perform energy spatial arbitrage (separating generation and utilization)
•	Offset of new electrical transmission requirements
•	Increased grid flexibility
•	Infrastructure for energy transmission, storage and distribution immediately available

We have begun to access this emerging energy storage market through trade events, meeting directly with gas and electric utilities, ISOs (Independent System Operators), industry associations and marketing to government energy agencies.

Advancing Our Product Designs

Recently, we have received several orders and have seen considerable interest in using hydrogen as a medium to store renewable and excess energy, due to the favourable characteristics of hydrogen as an energy carrier.  In addition, our solution will also benefit ancillary electrical power services, such as grid balancing and load profiling. We are developing a renewable energy storage product incorporating an alkaline or PEM electrolyzer, a PEM fuel cell electrical generator or alternative electrical generator, and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market development.

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2011. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significant scale-up products to better meet this market opportunity.

Within our Power Systems business segment, we are focused on further reducing the cost of an fully integrated fuel cell system inclusive of its components, notwithstanding achieving significant cost reduction and product development milestones in 2011. We are attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

Securing Additional Capital
As at December 31, 2011, we had $10.0 million of cash, cash equivalents and restricted cash, had $10.8 million of shareholders’ equity and $31.1 million of assets.

We require additional funding in the form of debt or equity in addition to the funding received during the year ended December 31, 2011, as described below. During 2011, we completed the final two tranches of a private placement offering of common shares with CommScope for gross cash proceeds of $4.5 million. In September 2011, the Corporation entered into an agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for a low-interest rate loan of up to CA$6.0 million of which CA$4.5 million had not yet been drawn on at December 31, 2011. The loan disbursements and interest terms are contingent on certain deliverables.

Hydrogenics Corporation

We do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters.  The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors. While we continue to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

Retaining and Engaging Our Staff
At December 31, 2011, we had 118 full-time staff, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

3          Operating Results

A detailed discussion of our operating results for 2011 and 2010

This section provides a detailed discussion of our financial performance based on our consolidated financial statements. All references to per share amounts pertain to net loss per share and are presented on a consolidated basis. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation

Hydrogenics Corporation
Summary Financial Analysis

(Thousands of US dollars, except per share amounts)				Percentage Favourable (Un-favourable)	Percentage Favourable (Un-favourable)
	2011	2010	2009	2011	2010
	IFRS	IFRS	CGAAP
Consolidated Statements of Operations and Comprehensive Loss

OnSite Generation	$19,685	$15,921	$12,303	24%	29%
Power Systems	4,147	5,009	6,538	(17)%	(23)%
Revenues	23,832	20,930	18,841	14%	11%

Gross Profit	5,488	5,426	3,728	1%	46%
Percentage of Revenues	23%	26%	20%

Selling, General and Administrative Expenses	11,740	11,227	16,995	(5)%	(34)%
Research and Product Development Expenses	2,934	3,445	5,219	15%	(34)%

Loss from Operations	(9,278)	(8,911)	(19,787)	(4)%	55%
Net Loss	(9,788)	(6,545)	(9,375)	(50)%	30%
Net Loss Per Share	$(1.58)	$(1.40)	$(2.54)	(13)%	45%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(3,695)	(10,014)	(11,085)	63%	10%

Other Measures
Cash Operating Costs1	12,299	13,437	21,801	8%	38%
EBITDA1	(8,236)	(8,251)	(18,486)	-	55%

Selected Additional Information
Total Assets	31,061	31,473	36,808	(1)%	(14)%
Total Non-Current Liabilities	1,979	2,100	-	6%	100%

Highlights for 2011 compared to 2010:

•
Revenues were $23.8 million, an increase of 14% primarily reflecting increased order bookings in our OnSite generation business unit driven by growth in industrial, fueling and renewable energy markets.  This increase was partially offset by decreased revenues in our Power Systems business unit.

•
Cash operating costs were $12.3 million, a decrease of 8% reflecting: (i) a $0.6 million decrease in operating costs as a result of ongoing cost reduction efforts, including the move to a new lower cost facility in Mississauga, Ontario, Canada; and (ii) a $0.9 million increase in research and product development funding; partially offset by a $0.4 million increase in research and product development expenditures.

1 Cash Operating Costs and EBITDA are Non-IFRS measures, see Section 15.

Hydrogenics Corporation

•
EBITDA loss excluding $0.7 million of increased costs associated with our deferred compensation plans, which are indexed to our share price; and $0.3 million increase in non-cash stock-based compensation costs in respect of executive stock options, which were surrendered in January 2011 decreased $1.0 million or 12%, reflecting: (i) a $0.4 million reduction in costs as a result of cost reduction initiatives; (ii) a $0.5 million increase in research and product development funding; and (iii) a $0.1 million increase in gross margin.

•
While the loss from operations for 2011 was relatively consistent with 2010, net loss increased $3.2 million or 50% ($0.18 per share), reflecting: (i) the absence of a $1.7 million gain in 2010 resulting from a decrease in the fair value of warrants outstanding driven by a decrease in our share price in 2010; (ii) the absence of a $0.7 million gain in 2010 resulting from a decrease in the fair value of repayable government contributions in 2010; (iii) the absence of $0.4 million in recoveries from litigation settlements; (iv) a loss of $0.3 million as a result of an increase of in the fair value of outstanding warrants driven by an increase in our share price; and (v) an increase of less than $0.1 million in the fair value of repayable government contributions.

•
Cash and cash equivalents and restricted cash were $10.0 million at December 31, 2011, a $1.0 million increase compared to December 31, 2010 reflecting: (i) $4.5 million of net proceeds from the third and fourth tranches of our subscription agreement with CommScope; (ii) $1.4 million of proceeds received on drawing the first disbursement of our loan with the Ontario government; partially offset by (iii) $3.7 million of cash used in operating activities; (iv) $0.9 million of capital expenditures; and (iv) $0.4 million repayment of other non-current liabilities.

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See Section 1 – “Our Business” for a description of our business segments.

OnSite Generation
Summary Financial Analysis

Thousands of US dollars			Percentage Favourable (Unfavourable)
2011		2010	2011

Revenues	$19,685	$15,921	24%
Gross Profit	4,187	3,350	25%
Percentage of Revenues	21%	21%
Selling, General and Administrative Expenses	3,455	2,376	(45)%
Research and Product Development Expenses	682	842	19%
Segment Income	51	131	(61)%

Revenues were $19.7 million, an increase of $3.8 million or 24% over the previous year, driven by order growth in industrial, fueling and renewable energy markets, as well as a 6% increase in the value of the euro relative to the US dollar. Revenues for the year ended December 31, 2011 consisted of the sale of electrolyzer products to customers in industrial gas, renewable energy and fueling markets. At December 31, 2011, we had $27.2 million of confirmed orders (2010 - $13.6 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2012.

Gross Profit was $4.2 million (21% of revenues) in 2011, compared to $3.4 million (21% of revenues) in 2010, primarily the result of increased revenues.

Hydrogenics Corporation

Selling, General and Administrative (“SG&A”) Expenses were $3.5 million, an increase of $1.1 million or 45% over the previous year, attributable to increased selling costs associated with the growth in the order backlog, as well as an increase in costs resulting from the strengthening of the euro relative to the US dollar.

Research and Product Development (“R&D”) Expenses were $0.7 million, a decrease of $0.2 million or 19% reflecting decreased materials for experimentation and prototyping trials, as well as increased research and product development funding.

Segment Income was less than $0.1 million, a decrease of less than $0.1 million over 2010, reflecting increased revenues and decreased R&D costs, partially offset by increased selling costs.

Power Systems

Summary Financial Analysis

Thousands of US dollars			Percentage Favourable (Unfavourable)
	2011	2010	2011

Revenues	$ 4,147	$ 5,009	(17)%
Gross Profit	1,301	2,076	(37)%
Percentage of Revenues	31%	41%
Selling, General and Administrative Expenses	2,992	3,478	14%
Research and Development Expenses	2,157	2,519	14%
Segment Loss	(3,848)	(3,921)	2%

Revenues were $4.1 million, a decrease of $0.9 million or 17% compared to 2010 reflecting variations in timing of orders, and product deliveries. At December 31, 2011, we had $1.9 million (2010 - $3.5 million) of confirmed orders for Power Systems’ products and services, substantially all of which are anticipated to be delivered and recognized as revenue in 2012.

Gross Profit was $1.3 million (31% of revenues, compared to $2.1 million (41% of revenues) in the previous year, reflecting additional costs incurred on two custom product development projects and lower overhead absorption.

SG&A Expenses were $3.0 million, a decrease of $0.5 million or 14% compared to the previous year primarily reflecting savings associated with cost reduction initiatives.

R&D Expenses were $2.2 million, a decrease of $0.3 million or 14%, primarily reflecting increased research and product development funding.

Segment Loss was $3.8 million compared to $3.9 million in 2010 reflecting ongoing cost reduction efforts, partially offset by decreased revenues and gross margins.

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis

Thousands of US dollars			Percentage Favourable (Unfavourable)
2011		2010	2011

Selling, General and Administrative Expenses	$5,293	$5,373	1%
Research and Development Expenses	95	84	(13)%
Litigation Settlements	-	(437)	(100)%
Other Finance Gains (Losses), Net	(332)	2,433	(114)%
Segment Loss	(5,991)	(2,775)	(116)%

SG&A Expenses were $5.3 million in 2011, a decrease of 1% compared to the previous year.  This decrease is the result of: (i) $0.5 million of savings resulting from ongoing cost reduction initiatives; partially offset by (ii) an increase of $0.4 million in costs for our deferred compensation plans, which are indexed to our share price.

R&D Expenses for 2011 were less than $0.1 million, consistent with the prior year.

Litigation Settlements for 2011 were $nil compared to a recovery of $0.4 million in 2010. The 2010 recovery reflects the settlements noted below;

•
On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled “Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.”  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”), regarding previously disclosed litigation and disputes. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in an $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

Other Finance Losses for 2011 were $0.3 million, compared to other finance gains of $2.4 million in 2010. This change is primarily the result of: (i) a $2.0 million change in the fair value of outstanding warrants driven by an increase in our share price; and (ii) a $0.8 million increase in the present value of repayable government contributions.

Segment Loss for 2011 was $6.0 million, an increase of $3.2 million compared to 2010 resulting from the decrease in other finance gains and the absence of $0.4 million of litigation settlement recoveries.

Hydrogenics Corporation

4          Financial Condition

A discussion of the significant changes in our consolidated balance sheets

As at December 31,			Change
(Thousands of US dollars)	2011	2010	$	%
Cash, cash equivalents, restricted cash and short-term investments	$9,960	$8,989	971	11%
Trade and other receivables	4,151	5,603	(1,452)	(26)%
Inventories	9,315	8,376	939	11%
Trade and other payables	9,986	6,584	3,402	52%
Provisions	1,654	2,350	(696)	(30)%
Unearned revenue	5,144	3,751	1,393	37%
Warrants	1,525	1,252	273	22%
Other non-current liabilities	1,979	2,100	(121)	(6)%

Cash, cash equivalents and restricted cash were $10.0 million, an increase of $1.0 million or 11%. Refer to Section 6 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents and restricted cash.

Trade and other receivables were $4.2 million, a decrease of $1.5 million or 26% reflecting earlier timing of delivery on orders, as well as increased progress payments, compared to December 31, 2010, resulting in a lower proportion of receivables remaining outstanding at December 31, 2011.

Inventories were $9.3 million, an increase of $0.9 million or 11% reflecting increased purchases and work-in-progress for orders scheduled for delivery in 2012.

Trade and other payables were $10.0 million, an increase of $3.4 million or 52% reflecting: (i) an increase in amounts payable for purchases of inventory; (ii) an increase in accrued payroll and related compensation; and (iii) an increase in liabilities for deferred compensation plans indexed to our share price.

Provisions were $1.7 million, a decrease of $0.7 million or 30% reflecting lower estimates of warranty expenses in our OnSite Generation business unit as a result of improved quality systems.

Unearned revenues were $5.1 million, an increase of $1.4 million or 37% reflecting deposits received on increased order bookings.

Warrants were $1.5 million, an increase of $0.3 million or 22% as a result of an increase in the fair value resulting from the increase in our share price.

Other non-current liabilities were $2.0 million at December 31, 2011 a decrease of $0.1 million or 6%. This decrease reflects: (i) a $0.4 million decrease in the value of our post-retirement benefit liability, resulting from changes in the actuarial assumptions surrounding the beneficiary; (ii) a $0.2 million decrease in the value of repayable government contributions discussed below; partially offset by (iii) a $0.5 million increase in long-term debt as a result of the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

Included in other non-current liabilities is $0.7 million to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada under the terms of a 2011 settlement agreement between the Corporation and Industry Canada.  Under the terms of the agreement, the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly instalments, commencing January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount, will also be paid to Industry Canada.

Hydrogenics Corporation

5          Summary of Quarterly Results

A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2011.

	2011					2010
(Thousands of US dollars - except per share amounts) Prepared under IFRS accounting standards	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$7,632	$4,932	$3,881	$7,387	$5,805	$5,590	$2,809	$6,726
Gross Profit	2,071	883	1,159	1,375	1,966	1,440	842	1,178
Percentage of Revenues	27%	18%	30%	19%	34%	26%	30%	18%
EBITDA 2	(1,316)	(1,894)	(2,110)	(2,916)	(1,624)	(2,003)	(2,179)	(2,445)
Net Loss	(1,182)	(1,764)	(2,181)	(4,661)	(1,373)	(2,265)	(794)	(2,116)
Net Loss Per Share (Basic and Fully Diluted)	(0.18)	(0.27)	(0.36)	(0.85)	(0.25)	(0.51)	(0.18)	(0.51)
Weighted Average Common Shares Outstanding	6,605,491	6,604,249	5,999,347	5,494,230	5,488,630	4,420,201	4,293,087	4,124,203

In the first quarter of 2011, our net loss increased by $2.5 million ($0.34 per common share) compared to the first quarter of 2010 reflecting a $0.5 million increase in EBITDA loss attributable to increased revenues and gross profit which were more than offset by a $3.2 million increase in other finance losses  The change in other finance gains and losses net, reflects a $1.3 million loss incurred during the first quarter of 2011 resulting from an increase in the fair value of outstanding warrants, which can be settled in cash at the option of the holder.  The gain incurred during the first quarter of 2010 was primarily the result of a $1.5 million decrease in the fair value of outstanding warrants resulting from a decrease in the share price.

In the second quarter of 2011, our net loss increased by $1.4 million ($0.18 per common share) compared to the second quarter of 2010.  This increase primarily reflects the absence of $1.2 million in recoveries from a litigation settlement with APC discussed in Section 3 – Operating Results above.

In the third quarter of 2011, our net loss decreased by $0.5 million ($0.24 per common share) compared to the third quarter of 2010 primarily as a result of a $0.4 million decrease in the fair value of outstanding warrants.

In the fourth quarter of 2011, our net loss decreased by $0.2 million ($0.07 per common share) compared to the fourth quarter of 2010.   A discussion of the key items is as follows;

•	Revenues increased $1.8 million, or 31%, primarily reflecting increased revenues in our OnSite Generation business unit driven by order growth in industrial, fueling and renewable energy end markets.

•
Gross profit was $2.1 million (27% of revenues) compared to $2.0 million (34% of revenues), reflecting increased revenues in our OnSite Generation business partially offset by decreased gross margin as a percentage of revenue resulting from change in product mix.

•	SG&A expenses were $3.9 million, an increase of $1.1 million or 41% associated with increased overall commercial activities.

2 EBITDA is a Non-IFRS measure, see Section 15.

Hydrogenics Corporation

•
R&D expenses were a net recovery of $0.3 million, a decrease of $1.2 million or 133%.  This net recovery is primarily the result of $1.3 million of research and product development funding resulting from the receipt of the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund. This disbursement was tied to qualified expenses which were incurred in previous quarters.

The information in this section of our MD&A was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with IFRS. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied on to predict future performance.

6          Liquidity and Capital Resources

A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(Thousands of US dollars)	Years ended December 31		Favourable
	2011	2010	(Unfavourable)
Net Loss For the Year	$(9,788)	$(6,548)	$(3,240)	(49)%
Changes in Non-cash Working Capital	4,717	(3,050)	7,767	255
Other Items Not Affecting Cash	1,376	(416)	1,792	431
Cash Used in Operating Activities	$(3,695)	$(10,014)	$6,319	63%

Changes in cash used in operating activities in 2011 compared to 2010 are discussed below.

•	Net loss increased $3.2 million or 49% as described above in Section 3 – “Operating Results”.

•	Changes in non-cash working capital improved $7.8 million as described above Section 4 – “Financial Condition”.

•
Other items increased by $1.8 million or 431%. This increase is primarily the result of; (i) a $2.0 million increase in the fair value of outstanding warrants; (ii) a $0.8 million increase in the present value of repayable government contributions; partially offset by (iii) research and product development funding of $0.9 million resulting from the receipt of the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund. The cash proceeds received (net of transaction costs) is disclosed in Cash Provided By (Used in) Investing Activities below.

At current operating levels, we anticipate consuming between $7.0 million and $10.0 million of cash in 2012 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

Cash Provided By (Used in) Investing Activities

(Thousands of US dollars)	Years ended December 31
	2011	2010	Change
Cash Provided By (Used in) Investing Activities	$(1,976)	$467	$	(2,443)	(523)%

Cash used by investing activities was $2.0 million in 2011, an increase of $2.4 million or 523% compared to cash provided by investing activities of $0.5 million in 2010. This increase is primarily the result of: (i) a $1.8 million increase in restricted cash; and (ii) a $0.5 million increase in capital expenditures.

Hydrogenics Corporation

Cash Provided By Financing Activities

(Thousands of US dollars)	Years ended December 31
	2011	2010	Change
Cash Provided By Financing Activities	$5,575	$8,269	$	(2,694)	(33)%

Cash provided by financing activities was $5.6 million in 2011, a decrease of $2.7 million compared to 2010.  Cash provided by financing activities for 2011 reflects; (i) $4.6 million of net proceeds received from investments in common shares and exercise of warrants; (ii) $1.4 million of proceeds received from the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund; partially offset by (iii) $0.3 million in repayments of government contributions; and (iv) $0.1 million in repayments of the post-retirement benefit liability.

Cash provided by financing activities was $8.3 million in 2010, reflecting net proceeds received from investments in common shares; $3.8 million from CommScope and $4.6 million from our registered direct equity offering with two institutional investors; partially offset by $0.1 million in repayments of the post-retirement benefit liability.

On August 9, 2010, we entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks.  This agreement included an equity investment in the Corporation. Under the terms of the agreement, we have developed next-generation power modules for telecom related backup power applications to be incorporated by CommScope into its products sold to customers worldwide. The agreement included an equity investment in the Corporation under which CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches, for a maximum aggregate purchase price of $8.5 million. The first and second tranches, which closed in 2010 consisted of 1,086,661 common shares for an aggregate purchase price of $4.0 million ($3.68 per share). The third and fourth tranches, which closed in 2011, consisted of 1,100,245 common shares for an aggregate purchase price of $4.5 million ($4.09 per share). As a result of these transactions, CommScope owns 2,186,906 common shares representing 33.1% of the outstanding common shares of the Corporation. The agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to maintenance of certain ownership requirements, will have the right to have one non-voting observer on our Board of Directors.  We have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein we have granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope on the occurrence of specified triggering events (such as if the Corporation were to become insolvent or exit the fuel cell business).

Credit Facilities
In order to better manage our short-term cash requirements, we regularly utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution. At December 31, 2011, we had operating lines of credit for up to 5.5 million euros, or the US equivalent of $7.1 million (2010 - $4.7 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5.5 million euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1.5 million euro, provided sufficient room exists under the overall facility limit of 5.5 million euro. The Borrower may also borrow up to 0.5 million euro for general business purposes, provided sufficient limit exists as the overall facility remains at 5.5 million euro at December 31, 2011.The amount of the available lines of credit was reduced by 3.6 million euro, the amount of the outstanding standby letters of credit and letters of

Hydrogenics Corporation

guarantee, issued under the facility by the Belgian financial institution. At December 31, 2011, our subsidiary had availability of 1.9 million euro or the US equivalent of $2.1 million (2010 - $4.1 million). Included within this limit was availability of 0.5 million euro under the general business purposes operating line of credit, and 1.4 million euro within the operating line of credit available for advances on awarded sales contracts. At December 31, 2011 and 2010, our subsidiary had no indebtedness on its lines of credit related to general business purposes with a limit of 0.5 million euro, nor had drawn upon the lines of credit based on the value of awarded sales contracts with a limit of 1.5 million euro.

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro secured first charge covering all assets of our subsidiary. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets to other third parties. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with our parent corporation do not fall below a defined level. As at December 31, 2011, the solvency covenant was 27% (2010 - 45%). At December 31, 2011, our subsidiary was in compliance with these covenants.

In addition, we have operating lines of credit available to the parent company and a company within the Power Systems business unit totalling $0.7 million (2010 - $0.8 million). The amount of the available lines of credit is reduced by $0.5 million, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the financial institution. At December 31, 2011, the available lines of credit were $0.2 million (2010 - $0.1 million).

Other Loan Facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1.5 million per draw. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements. These conditions differ for each disbursement and are dependent on the execution of certain commercial events. The conditions have not been met as of December 31, 2011 for further draws on this loan. The loan is collateralized by a general security agreement covering all of the assets of the Canadian operating entity ("Hydrogenics Corporation"). Additionally, Hydrogenics Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2011, Hydrogenics Corporation was in compliance with these covenants.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During the year ended December 31, 2011, we drew down CA$1.5 million. The fair value of this loan at the date of measurement is calculated as the discounting of future repayments and interest payments from the estimated date of repayment to the measurement date. It was calculated to be $0.5 million at December 31, 2011. The difference between the fair value of the loan and the proceeds received has been recorded as research and product development funding.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements
The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Hydrogenics Corporation

Risk
Market
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Trade and other receivables	X		X
Trade and other payables		X	X
Repayable government contributions and long-term debt		X	X

Credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents, restricted cash and short-term investments is minimized by limiting net exposure to any one jurisdiction or financial institution and ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well-capitalized financial institutions and other creditworthy counterparties. Ongoing reviews are performed by management to evaluate changes in the status of financial institutions and counterparties.

Credit risk associated with trade and other receivables is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems.  In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made.  Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. In addition, certain contracts are insured under an accounts receivable and contracts policy.  We also maintain provisions for potential credit losses. Any such losses to date have been insignificant.

Currency risk
Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiary.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar and euro denominated transactions and commitments.

Interest rate risk
Interest rate risk arises because of the fluctuation in market interest rates.  We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short-term investments; however, we do not have any variable rate long-term debt and, hence, are not subject to interest rate risk from borrowings.

Liquidity risk
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2011, we had approximately $10.0 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Hydrogenics Corporation

Throughout 2012, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor.  We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

Commitments
The following table of our material contractual obligations at December 31, 2011, sets forth the aggregate effect these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US dollars)
Payments due in	Operating Leases	Total
2012	$0.8	$0.8
2013	0.7	0.7
2014	0.3	0.3
2015 and thereafter	0.1	0.1
	$1.9	$1.9

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain our planned levels of operations.

Contingent Off-balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as we are not aware of any claims.

Hydrogenics Corporation

7          Outstanding Share Data

A description of our outstanding common shares and stock options

The following table summarizes information about our outstanding shares at December 31, 2011:

Common Shares
Number
Balance at December 31, 2010	5,488,630
Issuance of common shares	1,117,020
Adjustment for partial shares on share consolidation	(2)
Balance at December 31, 2011	6,605,648

The following table summarizes information about our outstanding securities which are exercisable for common shares as at December 31, 2011:

	Common Stock Options	Common Stock Warrants	Deferred Share Unit Plan
	Number	Number	Number
Balance at December 31, 2010	286,545	500,012	87,918
Granted	304,935	-	20,991
Exercised	(1,775)	(15,000)	-
Surrendered	(159,276)	-	-
Forfeited	(53,536)	-	-
Expired	(25,957)	-	-
Balance at December 31, 2011	350,936	485,012	108,909

The common share warrants have an exercise price of $3.68 per common share.

The following table summarizes information about our outstanding stock options as at December 31, 2011:

Exercise price CA$	Number outstanding at December 31 2011	Weighted average remaining contractual life	Weighted average exercise price (CA$)	Number exercisable at December 31 2011	Weighted average exercise price (CA$)
4.91 – 4.92	49,025	8.26	4.91	17,650	4.91
4.93 – 5.03	136,324	9.44	5.03	-	-
5.04 – 6.96	120,000	9.25	6.96	-	-
6.97 – 21.89	17,990	6.77	13.81	14,408	13.91
21.90 – 300.00	27,597	2.18	139.39	27,597	139.39
	350,936	8.50	16.69	59,655	69.30

During the year ended December 31, 2011, 304,935 (2010 - 73,322) stock options with a weighted average fair value of $0.9 million ($2.86 per option) at the date of grant (2010 - $0.2 million ($2.97 per option)) were issued to employees.

Hydrogenics Corporation

8          Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Transition to IFRS
Our basis of preparation and accounting policies are described in notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2011.

We historically prepared our consolidated financial statements in accordance with Canadian GAAP as set out in The Canadian Institute of Chartered Accountants (“CICA”) Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, effective January 1, 2011, we have ceased to prepare our consolidated financial statements in accordance with Canadian GAAP (and reconcile our consolidated financial statements to US GAAP) as set out in Part V of the CICA Handbook.  On January 1, 2011, we started to apply IFRS as published by the International Accounting Standards Board.
In the discussion below, the term Canadian GAAP, refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external adviser was established. The project’s philosophy is to select accounting policies that: (i) retain current accounting practices and policies so that financial results are presented in such a way that best reflects the true results of operations; and (ii) where possible, minimizes the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors. The IFRS conversion project consists of three discrete phases: (i) diagnostic; (ii) design and planning/solution development; and (iii) implementation. The Corporation has completed the implementation phase.

As discussed above, our consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of consolidated financial statements, including IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed in note 5 of our consolidated financial statements, and discussed below, we have consistently applied the same accounting policies in our opening IFRS consolidated balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

We have also identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 3 of our consolidated financial statements for the year ended December 31, 2011.  The policies applied in the consolidated financial statements are based on IFRS issued and outstanding at March 27, 2012, the date the Board of Directors approved the consolidated financial statements.

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of its first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. We have applied the following transitional exceptions and exemptions to full retrospective application of IFRS in our preparation of our opening IFRS consolidated balance sheet as at January 1, 2010, our “transition date”.

a)
To elect not to apply retrospective treatment to certain aspects of International Accounting Standard (“IAS 21”), The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be $nil at the transition date.

b)
To apply IAS 23, Borrowing Costs, prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Hydrogenics Corporation

c)	To apply IFRS 2, Share-based Payment, retrospectively only to awards that were issued after November 7, 2002 and had not vested by the transition date.

d)
To apply IFRS 3, Business Combinations, prospectively from the transition date, therefore, not restating business combinations that took place prior to the transition date. As such, Canadian GAAP balances relating to business combinations entered into before the transition date, including goodwill, have been carried forward without adjustment.

e)
To apply the transition provisions of International Financial Reporting Interpretation Committee 4, Determining whether an Arrangement Contains a Lease, to determine whether arrangements existing at the transition date contain a lease based on the circumstances existing at the transition date, rather than the historical date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of our opening IFRS consolidated balance sheet at the transition date are consistent with those made under Canadian GAAP.

In addition to the above-noted impact on our consolidated balance sheet at January 1, 2010, the following have impacted our 2010 consolidated financial position as a result of our conversion to IFRS:

a)	Warranty and other provisions. Under IFRS, warranty and other provisions, which were previously classified as accounts payable and accrued liabilities, have been reclassified as provisions.

b)
Post-retirement benefit liability.  We have a financial liability for a post-retirement benefit obligation, which is unfunded and payable in Canadian dollars and is a defined benefit plan to be paid to a beneficiary.  This financial liability was classified in accounts payable and accrued liabilities in the Canadian GAAP consolidated financial statements.  Under IFRS, the non-current portion of this financial liability has been classified in other non-current liabilities. The amounts of this reclassification at January 1, 2010, and December 31, 2010 were $1.1 million, and $1.2 million, respectively.

c)
Repayable government contributions.  We have received government assistance related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed above), we were obligated to pay royalties related to the sale of certain products.    Under the terms of IAS 39, Financial Instruments: Recognition and Measurement, there is a requirement for one of our funding agreements to be recorded as a financial liability under IFRS.  The net present value of the liability under this agreement was not recorded as a liability under Canadian GAAP but rather the royalty obligation was accrued at the time of sale.  The adjustments to the values of this financial liability at January 1, 2010, and December 31, 2010 were $1.5 million, and $0.9 million, respectively.  Changes in the value of this financial liability of ($0.7 million) have been recorded in other finance gains and losses, net and interest accretion of less than $0.2 million has been recorded in interest expense for the year ended December 31, 2010.

d)
Warrants. On January 14, 2010, we issued 500,002 warrants in conjunction with a share offering. The warrants can be settled in cash at the option of the holder in certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. For Canadian GAAP, we included the warrants within share capital because, as at the date of the share offering, it was not probable that a Fundamental Transaction would occur. Under IFRS, we are required to classify these warrants as a liability at issuance because of the cash settlement features associated with the warrants. We have measured the fair value of these warrants under IFRS at the time of issuance as $2.9 million and at December 31, 2010 at $1.3 million. The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rates and volatility. Transaction costs incurred and applicable to the warrants of $0.2 million have been included in selling, general and administrative expenses for the year ended December 31, 2010. The change in fair value during the year of $1.7 million is included within net loss for IFRS.

Hydrogenics Corporation

e)
Stock-based compensation.  Under IFRS, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, Deferred Share Units and Restricted Share Units can be accounted for in the period in which the forfeiture occurs.

f)
Amortization and depreciation. Under IFRS, amortization and depreciation do not appear on the face of the consolidated statement of operations and comprehensive loss but rather are included in the functional classification.

g)
Impairment of assets.  IAS 36, Impairment of Assets (“IAS 36”), for both long-lived assets and goodwill, uses a one-step approach for both testing for and measurement of impairment, with the carrying values of cash generating units (“CGUs”) being compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP, however, uses a two-step approach for impairment testing. For long-lived assets, carrying values are first compared with undiscounted future cash flows to determine whether impairment exists, then any impairment is measured by comparing the assets’ carrying values with fair values. For goodwill, carrying values are first compared with the fair value of reporting units and any impairment is measured by comparing the fair value of the reporting unit’s goodwill to its carrying value.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that long-lived assets be tested for impairment at the level of CGUs, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts. IFRS requires that goodwill be tested for impairment at the lowest level within the entity at which the goodwill is monitored for internal management purposes, which cannot be larger than an operating segment, whereas under Canadian GAAP, goodwill is tested at the reporting unit level.

With the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Our impairment testing for the opening consolidated balance sheet under IFRS did not result in the recognition of any additional impairment losses or reversals of previously recorded impairment losses.

Further information regarding our transition to IFRS, can be found in note 5 in our consolidated financial statements.  Note 5, further summarizes the quantitative impact on the consolidated balance sheet of our transition to IFRS at January 1, 2010.

In addition to the above-noted impact on our consolidated financial statements and accounting policies, we have also reviewed the implications of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments resulting from our transition from Canadian GAAP to IFRS.

Critical accounting estimates

Critical accounting estimates are those accounting estimates requiring an entity to make assumptions about matters that are highly uncertain at the time the estimate is made. As well, to be “critical,” the estimate must be subject to significant change, either by virtue of the degree of uncertainty involved, or because the volatility of the situation can create differences from period to period.

Hydrogenics Corporation

The preparation of our consolidated financial statements, including related disclosures in accordance with IFRS, requires our management to make estimates and assumptions that affect: (i) the amounts reported for assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and (iii) the amounts reported for revenues and expenses during the reporting period.

Specifically, we must use estimates in determining the economic useful lives of assets; therefore, our consolidated financial statements and related disclosures are necessarily affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience and other methods considered reasonable in the particular circumstances. Nevertheless, actual results could differ significantly from those estimates. To the extent actual outcomes differ from estimates, or additional facts and circumstances cause management to revise estimates, our financial position, as reflected in our consolidated financial statements, will be affected. Any effects on business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

This section discusses the critical accounting estimates and assumptions we have made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our consolidated financial statements.

Valuation of Goodwill
Goodwill represents the excess of the cost of acquisition over the fair value of the net identifiable assets in a business combination. Goodwill is denominated in the functional currency of the related acquisition. Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to cash generating units, assignment of goodwill to cash generating units and determination of the fair value of each cash generating unit. We estimate the fair value of each cash generating unit using a discounted cash flow methodology. This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, determination of our weighted average cost of capital and relevant market data.

Goodwill Impairments
The goodwill recorded in the consolidated financial statements relates entirely to our OnSite Generation CGU.  For purposes of determining the fair value of OnSite Generation, the Corporation uses the discounted cash flow methodology. Under the income approach, management estimates the discounted future cash flows for ten years and a terminal value for the CGU.  The future cash flows are based on management’s best estimates, considering historical and expected operating plans, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rate used by the Corporation is based on an optimal debt to equity ratio and considers the risk-free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of ten years, using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

The Corporation’s assumptions are affected by current market conditions, which may affect expected revenue. In addition, while the Corporation continues to implement cost-savings initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in the markets in which it operates, which may impact its revenue and operating costs. The Corporation has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangible assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is possible that future changes in assumptions may negatively impact future valuations of goodwill and the Corporation would be required to recognize an impairment loss.  At December 31, 2011, our estimate of fair value for our Onsite Generation CGU exceeded its respective carrying value by approximately 167%.

Hydrogenics Corporation

Product Warranty Provision
We typically provide a warranty for parts and labour for up to one year and for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors, including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 12 of our consolidated financial statements.

Warrants
We have warrants outstanding that can be settled in cash at the option of the holder in the case of Fundamental Transactions. The warrants recorded in the consolidated financial statements relate entirely to our Corporate business unit.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates and judgment used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk free interest rate and volatility.  The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote. Additional information related to the assumptions used related to our warrants is contained in note 3 of our consolidated financial statements.

Repayable Government Contributions
We have received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 we were obligated to pay royalties related to the sale of certain products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed, which was based on a percentage of revenues generated over a specific time period.  The key assumptions used in the valuation prior to January 2011 were projected annual revenues and a discount rate of 14%.

Subsequent to January 2011, this liability is measured at the net present value of future specified payments, plus an additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount. The key assumptions used in the valuation are the estimate of net proceeds of all equity instrument financing transactions on or before September 30, 2017 and the discount rate of 14%.   The repayable government contributions recorded in the consolidated financial statements relate entirely to our Power Systems reporting unit.  The values of the liability at December 31, 2011 and December 31, 2010 were $1.1 million and $1.3 million, respectively.

Long-term Debt
The Corporation has entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. The financial liability was measured as the net present value of future cash flows. Additional information related to the accounting treatment for this loan is contained in note 13 of our consolidated financial statements.

The key assumptions used in determining the fair value of the loan are as follows:

•
Certain criteria, such as the retention and creation of a specified number of jobs will be met and, hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and will bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

•	A discount rate of 15.5%, which represents the best estimate of the market rate of interest for similar loans.

Hydrogenics Corporation

9          Recent Accounting Pronouncements

A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements.

We prepare our consolidated financial statements in accordance with IFRS, as published by the International Accounting Standards Board.  Consequently, future accounting changes to Canadian GAAP and US GAAP are not discussed as they will never be applied by the Corporation.

(i)	International Financial Reporting Standards

The IASB has issued the following standards, which have not yet been adopted by the Corporation. We have not yet begun the process of assessing the impact the new and amended standards will have on our consolidated financial statements or determined whether to early adopt any of the new requirements.

The following is a description of the new standards effective for annual periods beginning on or after January 1, 2013 with earlier application permitted:

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly  represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint
Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions By Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that

Hydrogenics Corporation

would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in OCI as they arise, without subsequent recycling to net income. This is consistent with the company’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between: (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

The following is a description of the new standards effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before income taxes will be required to show the amount of income tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

10        Outlook

The outlook for our business in 2012

Current Market Environment
We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States, which will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

Hydrogenics Corporation

In addition, over the past few years, the Corporation has taken significant steps to reduce operating and product costs, streamline its operations and consolidated financial position. In 2011, we closed the final two tranches of the agreement with CommScope for proceeds of $4.5 million and entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for up to CA$6.0 million.  At December 31, 2011, we maintain an order backlog of $29.1 million (December 31, 2010 - $17.1 million) spread across numerous geographical regions.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook
We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on page 46 of this MD&A.

Relevant Market	Economic Activity in 2011	External and Corporate Specific Considerations	Anticipated Economic Activity in 2012
Industrial Gas	Revenues and orders delivered were higher than in 2010.	We expect the rebound from the economic slowdown will continue to improve. We anticipate higher revenues when the Russian market fully recovers.	We anticipate revenues and orders delivered will be higher than in 2011.
Hydrogen Fueling Stations	Revenues and orders delivered were higher than in 2010.
Governments, particularly in the European Union,
continue to support programs to accelerate the use
of hydrogen fueling stations, particularly in Germany.
We are continuing to dedicate resources to secure
additional business.
We anticipate revenues and orders delivered will be higher than in 2011.
Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were similar to 2010.
Energy storage is continuing to receive considerable
attention throughout the world. We received several
orders and witnessed a number of positive signs in this
market in 2011. We believe this has the potential to become
a compelling market segment in 2012. Accordingly, we
continue to dedicate resources to this market in 2012.
We anticipate revenues and orders delivered will be higher than in 2011.
Backup Power	Revenues and orders delivered were lower than in 2010.
We continue to advance our relationship with CommScope,
which we believe positions us well for these markets. However, initial pilot deliveries have been lower than expected owing to product integration, certification and early customer uptake issues.
We anticipate revenues and orders delivered will be higher than in 2011.

Hydrogenics Corporation

Motive/Mobile Power	Revenues and orders delivered were lower than in 2010.	Our system integration capability is well respected by OEMs. We have made good progress in numerous motive markets and are well positioned to address market opportunities.	We anticipate revenues and orders delivered will be higher than in 2011.
Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2011.

11        Related Party Transactions

A discussion of related party transactions and their relationship to our business

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2011, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed the previous year. At December 31, 2011, we had an accounts payable balance due to this related company of less than twenty thousand dollars and at December 31, 2010, this balance was less than five thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

CommScope became a related party in 2010 as a result of its investment in the Corporation. Billings to this related corporation for product totalled less than $0.2 million in 2011, an increase of $0.1 million from $0.1 million billed in the previous year. At December 31, 2011, we had an accounts receivable balance due from this related party of $nil (2010 - $nil). We believe transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

12        Disclosure Controls

A discussion of our disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out by management, under the supervision, and with the participation of our CEO and CFO, of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, our CEO and CFO concluded that such disclosure controls and procedures were effective at the reasonable assurance level.

13        Internal Control Over Financial Reporting

A statement of responsibilities regarding internal controls over financial reporting

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of,

Hydrogenics Corporation

the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting at December 31, 2011, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes, at December 31, 2011, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31, 2011.

Limitations of Controls and Procedures
Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Changes in Internal Controls Over Financial Reporting
Other than changes required as a result of the adoption of IFRS, there were no changes in our internal controls over financial reporting during the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

14        Enterprise Risk Management

Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks

Our Definition of Business Risk
We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations and the safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from the Corporation’s business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management.  We strive to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

Hydrogenics Corporation

The following sections summarize the principal risks and uncertainties that could affect our future business results going forward and our associated risk mitigation activities.

Our Risk and Control Assessment Process
We use a multi-level enterprise risk and control assessment process that incorporates the insight of employees throughout the Corporation.

At a high level, we carry out an annual risk and control assessments, consisting of interviews with senior managers and updates from our ongoing strategic planning process. Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities and ISO 9001 external audits. Key enterprise risks are identified, defined and prioritized, and risks are classified into discrete risk categories. Results of the annual risk and control assessment and quality audits assist in the development of our internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated into the Corporation’s strategic planning processes.

We also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of these multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

15        Reconciliation and Definition of Non-IFRS Measures

A description, calculation, and reconciliation of certain measures used by management

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income (loss) or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors

Hydrogenics Corporation
should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA, as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA
(Thousands of US dollars)
	2011	2010
Net loss	$(9,788)	$(6,548)
Finance loss (income)	510	(2,366)
Legal settlement	-	(437)
Depreciation of property, plant and equipment	880	899
Amortization of intangible assets	70	96
Other losses	92	102
Income tax expense	-	3
EBITDA	$(8,236)	$(8,251)

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs is not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(Thousands of US dollars)
	2011	2010
Loss from operations	$9,278	$8,911
Add: Gross profit	5,488	5,426
Less: Other losses	(92)	(102)
Add: Litigation settlement	-	437
Less: Stock-based compensation	(1,425)	(243)
Less: Depreciation of property, plant and equipment	(880)	(899)
Less: Amortization of intangible assets	(70)	(96)
Cash operating costs	$12,299	$13,434

Hydrogenics Corporation

16        Risks and Uncertainties

Risks and uncertainties facing Hydrogenics

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.
While our consolidated financial statements for the year ended December 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain conditions and events that cast substantial doubt on our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

This plan includes the generation of profits and related positive operating cash flows, which requires us to increase our revenues. There are various uncertainties affecting our revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products, price competition, and the ability of customers to finance purchases.  In addition, we also require additional funding in the form of debt or equity and there are uncertainties surrounding our ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

Additional funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

Additionally, there are limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Hydrogenics Corporation

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At December 31, 2011, we had approximately $10.0 million of cash and cash equivalents and restricted cash (2010 - $9.0 million). Restricted cash of $2.2 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by; (i) continually monitoring our sales prospects, (ii) continually aiming to reduce product cost, and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
For the year ended December 31, 2011, we derived $19.7 million or 83% of revenues from our sales of hydrogen generation products and services and $4.1 million, or 17%, of our revenues from sales of power products and services. For the year ended December 31, 2010, we derived $15.9 million, or 76%, of revenues from our sales of hydrogen generation products and services, and $5.0 million, or 24%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales hydrogen energy storage systems and fuel cell power products to date our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities,

Hydrogenics Corporation

including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the year ended December 31, 2011 of $9.8 million, and a net loss of $6.5 million for the year ended December 31, 2010. Our accumulated deficit as at December 31, 2011 was $323.8 million and, at December 31, 2010, it was $314.0 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2012, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 32% of revenues for the year ended December 31, 2011 (40% of revenues for the year ended December 31, 2010). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Hydrogenics Corporation

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.
We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 15.9% of our total assets at December 31, 2011 (16.2% of our total assets at December 31, 2010). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products; other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology; the manufacturing and

Hydrogenics Corporation

supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case, our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels, such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the motive power market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided by other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and motive power fuel cell systems under federal, state and provincial emissions regulations affecting automobile and truck manufacturers. To the extent there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources and, in particular, fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources

Hydrogenics Corporation

is no longer required or encouraged, the demand for alternative energy sources, such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.
Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and, in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing,

Hydrogenics Corporation

distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

While it is our strategy to continuously improve our products, if we are unable to do so, and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells, energy storage technologies, hydrogen generation technologies and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells and electrolyzers have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot provide the assurance that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen

Hydrogenics Corporation

generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. While we undertake due diligence before engaging with a supplier, a supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent we are unable to develop and patent our own technology and manufacturing processes and, to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the anticipated expansion of our operations.
The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. While we continually monitor our sales outlook and adjust our business plans as necessary, our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. While we aim to employ experienced knowledgeable management in our foreign operations, if we do not properly manage foreign operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in emerging markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest

Hydrogenics Corporation

significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including: diversion of management’s attention from other business concerns; failure to effectively assimilate the acquired technology, employees or other assets into our business; the loss of key employees from either our current business or the acquired business; and the assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured most of our products in our Power Systems segment for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. We have experience manufacturing products on a larger scale in our Generation segment. In order to produce certain of our products at affordable prices, we will have to manufacture a large volume of such products. While several members of our senior management team have significant experience in developing high volume manufacturing strategies for new products and while we have developed plans for efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products, we do not know whether these plans will be implemented such that they will satisfy the requirements of our customers and the market for the Power Systems segment. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell power modules, integrated fuel cell systems, hydrogen refueling stations and hydrogen energy storage systems for a relatively short period of time.  Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

Hydrogenics Corporation

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
While we have significantly reduced the cost of our technology and products in the past few years and we are continuously seeking and implementing additional product and manufacturing cost reductions, fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. While we dynamically manage the execution and results of these tests, any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could damage our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
While we actively and continuously monitor the developing markets and regulations in markets for our products, our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
While we proactively and regularly review our intellectual property protection strategy, failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent

Hydrogenics Corporation

protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors and, in some cases, the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position, we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licences to the relevant intellectual property.

We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
While it is a key focus of management to develop and manufacture safe and reliable products, our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from

Hydrogenics Corporation

gaseous and liquid fuels, such as propane, natural gas or methanol, in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
We would be classified as a passive foreign investment company (“PFIC”), for US federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2011 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

As a result of the strategic alliance entered into with CommScope, it owns a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
As a result of the issuance of the third and fourth tranches in 2011, CommScope owns 33.1% of our issued and outstanding common shares at December 31, 2011 and, accordingly, may have the ability to exercise significant influence over all matters requiring shareholder approval. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders, CommScope and General Motors, currently own a significant portion of our outstanding common shares. CommScope currently owns approximately 33.1% of our outstanding common shares. General Motors currently owns approximately 6.9% of our outstanding common shares. In addition, Alpha and Iroquois each currently hold 104,688 Series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 Series B warrants of the Corporation (representing the right to acquire the equivalent number of common

Hydrogenics Corporation

shares). Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

As a principal shareholder and party to the strategic alliance and  General Motors having a representative on our Board of Directors, both CommScope and General Motors have the ability to influence our corporate actions and in a manner that may be adverse to other shareholder interests.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly, in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States on judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including: performance of other companies in the fuel cell or alternative energy business; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or changes in general economic conditions.

Hydrogenics Corporation

As at December 31, 2011 there were 350,936 stock options to purchase our common shares, 224,356 Series A warrants, 260,646 Series B warrants and 108,909 DSU’s. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our business plan to attract and retain qualified personnel is the issuance to such persons options to purchase our common shares. At December 31, 2011, we have issued and have outstanding 350,936 options to purchase our common shares at an average price of CA$16.69 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of December 31, 2011, we also have 224,356 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share for US$3.76. As of December 31, 2011, we also have 108,909 DSU’s, whereby at the option of the holder, once vested they may be converted to common shares.  To the extent such Series A warrants, Series B warrants, and DSU’s are exercised, our shareholders could experience significant dilution.

17        Forward-looking Statements

Caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US

Hydrogenics Corporation

civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.